January 8 2018

British Columbia Securities Commission
Alberta Securities Commission

Sirs / Mesdames:

Re:	ARCO RESOURCES CORP. (“Issuer”)
SEDAR Project Nos. 2715290, 2715292

On January 2, 2018, the Issuer caused to be filed on SEDAR, under Project #s 2715290 and 2715292, its interim financial report (“Financial Statements”) for the six-month period ended October 31, 2017 and associated Certifications of Interim Filings of Officers on Form NI 52-109FV2.

The Issuer inadvertently omitted to include an unreserved statement of compliance with IAS 34 as required under Part 3 of National Instrument 52-107 in its Financial Statements. This statement of compliance is now included in amended financial statements, which are being re-filed on SEDAR under Project #2715290. The Certifications of Refiled Interim Filings of the CEO and CFO are being filed on Form NI 52-109F2Runder Project #2715292.

Sincerely,

ARCO RESOURCES CORP.

/s/ D. Barry Lee

D. Barry Lee, CEO & Director

ARCO RESOURCES CORP.	1241 Alberni Street • Vancouver, BC, Canada V6E 4R4
P: 604.689.8336 • F: 888.691.0529